Exhibit 99.1

Therapix Biosciences Announces First Quarter 2019 Condensed Financial Data

TEL AVIV, Israel, July 4, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or “the Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today condensed consolidated financial data for the first quarter of 2019, as set forth in the table below:

Three months ended March 31, 2019 (*)
Unaudited
Consolidated Statements of Profit and Loss	USD in thousands
Research and development expenses, net	245
General and administrative expenses	557
Other expenses (income), net(**)	1,050
Operating loss	1,852
Finance expenses (income), net	284
Net loss	2,136

(*) Presented according to the change in the Company’s functional currency from NIS to U.S. dollars, effective October 1, 2018.
(**) See also events during the first quarter (2) below.

March 31, 2019 (*)
Unaudited
Consolidated Statements of Financial Position	USD in thousands
Cash and cash equivalents	2,576
Total assets	4,566
Total liabilities	5,416
Accumulated loss	(49,049)
Total equity	(850)

(*) Presented according to the change in the Company’s functional currency from NIS to U.S. dollars, effective October 1, 2018. The change in functional currency is accounted from that date.

Events during the first quarter

1)  On March 28, 2019, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase (i) 642,853 of the Company’s ADSs, representing 25,714,120 ordinary shares, at a purchase price of $3.50 per ADS, in a registered direct offering (the “Registered Direct Offering”); and (ii) warrants to purchase up to 482,139 ADSs, representing 19,285,560 ordinary shares, with an exercise price of $3.50 per ADS (the “Warrants”), in a concurrent private placement (together with the Registered Direct Offering, the “Offerings”). The total gross proceeds to the Company from the Offerings were approximately $2.25 million. The closing of the sale of the ADSs and Warrants occurred on April 1, 2019.

In addition, following a payment of approximately $250,000 to YA Global II SPV, LLC as part of their participation in the Purchase Agreement, the outstanding debt under the Securities Purchase Agreement mentioned in Note 13c of the Company’s consolidated financial statements for the year ended December 31, 2018 included in the Company’s Annual Report on Form 20-F, has decreased to $1.25 million.

2)  On March 26, 2019, due in part to significant losses incurred by Therapix Healthcare Resources, Inc. (“THR”), a subsidiary incorporated in Delaware of which the Company owns approximately 82.36% of its share capital, as well as THR’s failure to maintain required licenses to operate its facilities, the Company’s and THR’s management anticipate that THR will commence a liquidation process of its assets in the near future. The liquidation of THR’s remaining assets, or potential claims that may arise from the liquidation and dissolution of THR may adversely affect the Company’s reputation or divert management’s attention in the event of any material litigation. Accordingly, the Company recognized impairment charges in respect of its investments in THR of $1.0 million at the end of the first quarter of 2019.

Events after the first quarter

1)  On May 23, 2019 the Company received a written notification from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that Nasdaq has determined that Therapix’s stockholders’ equity does not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1).  The Nasdaq notification letter provides the Company until July 5, 2019, to submit a plan to Nasdaq to regain compliance with the Nasdaq’s continued listing requirements. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days for the Company to regain compliance. The compliance plan is currently under review by Nasdaq, and the Company intends to provide an update regarding the acceptance of the plan in the near future.

2)  On June 18, 2019, the Company announced interim results from its Phase IIa clinical study at Assuta Medical Center in Israel, suggesting that THX-110 positively affects symptoms in adult subjects with obstructive sleep apnea (OSA). This Phase IIa clinical study is an open label study, which includes 30 patients diagnosed with OSA, to evaluate the safety, tolerability and efficacy of once daily oral administration of THX-110.

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea, and for the treatment of pain; THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the liquidation of THR’s remaining assets, and that potential claims that may arise from the liquidation and dissolution of THR may adversely affect the Company’s reputation or divert management’s attention. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact

IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com